UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                                             Commission File Number: 333-114339
                                                        CUSIP Number: 74051CAB2


                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR |_| Form N-CSR

         For Period Ended: SEPTEMBER 30, 2006
                           ------------------

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:  N/A
                                          -----

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                               -----

                                     PART I
                             REGISTRANT INFORMATION

PREMIER ENTERTAINMENT BILOXI LLC
PREMIER FINANCE BILOXI CORP.
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Full Name of Registrant


N/A
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Former Name if Applicable


777 BEACH BOULEVARD
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Address of Principal Executive Office (Street and Number)


BILOXI, MISSISSIPPI 39530
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City, State and Zip Code

                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Premier Entertainment Biloxi LLC and Premier Finance Biloxi Corp. (collectively, the "Company") plan to file their Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the "September 2006 Form 10-Q") as soon as practicable, following the retention by the Company of independent accountants as set forth below.

         As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission, on September 19, 2006, the Company filed voluntary petitions for reorganization under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code"), before the United States Bankruptcy Court for the Southern District of Mississippi, Southern Division (the "Court") (Case Nos. 06-50975 (ERG) and 06-50976
         (ERG)). The Company is continuing to operate its business as "debtors in possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.

         In connection with the bankruptcy, the Company is required to obtain the Court's approval prior to the retention of professionals, including independent accountants. The Company is seeking Court authority to retain professionals in the ordinary course of its business. Upon receipt of such approval, the Company intends to retain Ernst & Young LLP to perform the required SAS 100 review of its interim financial statements in its September 2006 Form 10-Q. Once such review is complete, the Company intends to file its September 2006 Form 10-Q. In accordance with the requirements of the Bankruptcy Code, the Company will continue to file monthly operating reports with the Court.


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
                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Todd J. Raziano                                    (228)         276-7500
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 (Name)                                         (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            |X| Yes |_| No


(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            |X| Yes |_| No


If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Net loss for the three month period ended September 30, 2006 is anticipated to be approximately $6.6 million as compared to a net loss of $9.2 million for the three month period ended September 30, 2005. Preopening expenses for the three month period ended September 30, 2006 are anticipated to be $3.3 million as compared to $6.3 million for the three month period ended September 30, 2005. The decrease relates primarily to a reduction in payroll expenses as a result of a significant reduction in the number of employees subsequent to Hurricane Katrina. Net interest expense for the three month period ended September 30, 2006 is anticipated to be $4.1 million as compared to $2.7 million for the three month period ended September 30, 2005. The increase is the result of the discontinuance of capitalizing interest in the aftermath of Hurricane Katrina.

                        PREMIER ENTERTAINMENT BILOXI LLC
                          PREMIER FINANCE BILOXI CORP.
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                  (Name of Registrant as Specified in Charter)

have caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

Date: November 14, 2006
                                          PREMIER ENTERTAINMENT BILOXI LLC
                                          PREMIER FINANCE BILOXI CORP.

                                          By: /s/ Todd J. Raziano
                                              ---------------------------------
                                          Name: Todd J. Raziano
                                          Title: Senior Vice President
                                                 and Chief Financial Officer


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